

16012255

SEC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 25 2016 Washington DC 409

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SEC FILE NUMBER
8- 68063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADE PARTNERS BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29100 NORTHWESTERN HYW, SUITE 405
(No. and Street)

SOUTHFIELD (City) MI (State) 48034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAJESH KOTHARI 248-430-6266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RAJESH KOTHARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADE PARTNERS BD, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Brenda R. Santiago, Notary Public
State of Michigan, County of Macomb
My Commission Expires 6/19/2018
Acting in the County of OAKLAND

Signature

~~PRESIDENT~~ CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE PARTNERS BD, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

CASCADE PARTNERS BD, LLC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Cascade Partners BD, LLC
Southfield, Michigan

We have audited the accompanying statements of financial condition of Cascade Partners BD, LLC (a Michigan corporation), as of December 31, 2015 and the related statements of income and member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Cascade Partners BD, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Partners BD, LLC as of December 31, 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Cascade Partners BD, LLC's financial statements. The supplemental information is the responsibility of Cascade Partners BD, LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016

CASCADE PARTNERS BD, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	
CURRENT ASSETS	
Cash	$ 86,018
Prepaid expenses	6,621
TOTAL ASSETS	92,639
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	2,289
TOTAL LIABILITIES	2,289
MEMBER'S EQUITY	
Member's Equity	90,350
TOTAL MEMBER'S EQUITY	90,350
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 92,639

CASCADE PARTNERS BD, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Closing fees	$ 1,017,754
Other income	1,500
TOTAL REVENUE	1,019,254
OPERATING EXPENSES	
Payroll	932,000
Registration and licensing	9,250
Facilities expenses	5,180
Education	561
Insurance	2,549
Consulting	750
Accounting	6,500
Advertising	235
Bank charges	25
TOTAL EXPENSES	957,050
INCOME FROM OPERATIONS	62,204
OTHER INCOME (EXPENSE)	
Interest income	355
NET INCOME	62,559
Member's Equity - Beginning of year	27,791
Distributions	-
Member's Equity - End of year	$ 90,350

CASCADE PARTNERS BD, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 62,559
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) Decrease in current assets:	
Prepaid expenses	(1,949)
Increase (Decrease) in current liabilities:	
Accounts payable	2,264
Net Cash Provided by Operating Activities	62,874
NET INCREASE IN CASH	62,874
CASH AT BEGINNING OF YEAR	23,144
CASH AT END OF YEAR	$ 86,018

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cascade Partners BD, LLC (the "Company") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protector Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Cascade Partners, LLC (the "Parent"). The Company provides investment banking and certain other financial services to a variety of companies.

b. Financial Reporting Framework—The Company's financial instruments are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

d. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

e. Accounts Receivable—The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

f. Revenue and Cost Recognition—Closing and client advisory fees are recorded as revenue when earned. Costs are expensed in the period incurred.

g. Advertising—The Company expenses all advertising costs when incurred. Advertising expense for 2015 was $235.

h. Income Taxes—The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and State income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements.

i. Subsequent Events – The Company has evaluated events and transactions that occurred between January 1, 2016 and February 11, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

NOTE 2: NET CAPITAL REQUIRMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2015, the Company had net capital of $83,729, or $77,729 net capital in excess of minimum net capital required.

There were not material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I Computation of Net Capital Under SEC Rule 15c3-1.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with its Parent company covering certain operating expenses. The Company is invoiced for these services on a monthly basis. Included in operating expenses are shared expenses of $936,824 for the year ended December 31, 2015.

CASCADE PARTNERS BD, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015
SCHEDULE I

Total ownership equity from Statement of Financial Condition	$ 90,350
less nonallowable assets from Statement of financial Condition	
Prepaid expenses	(6,621)
Net capital before haircuts on securities positions	83,729
Haircuts on securities	-
Net capital before haircuts on securities positions	83,729
Aggregate indebtedness	2,289
Net capital required based on aggregate indebtedness (6-2/3%)	153
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required	5,000
Excess Net Capital	78,729
Total aggregate indebtedness	
(A) - 10% of total aggregate indebteness	229
(B) - 120% of minimum net capital requirement	6,000
Net capital less than the greater of (A) or (B)	$ 77,729
Percentage of Aggregate Indebtedness to Net Capital	2.73%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Cascade Partners BD, LLC
Southfield, Michigan

In planning and performing our audit of the financial statements of Cascade Partners BD, LLC as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Cascade Partners BD, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Cascade Partners BD, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Cascade Partners BD, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cascade Partners BD, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Cascade Partners BD, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cascade Partners BD, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Cascade Partners BD, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at FEBRUARY 11, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
Cascade Partners BD, LLC
Southfield, Michigan

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Cascade Partners BD, LLC
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Cascade Partners BD, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cascade Partners BD, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Cascade Partners BD, LLC's management is responsible for Cascade Partners BD, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the report; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016

Exemption Statement with regard to rule 15c3-3

Cascade Partners BD, LLC (CRD 148739) is a $5,000 minimum net capital non-carrying, non-clearing broker dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Exemption Report under rule 15c3-3(k)

Cascade Partners BD, LLC has met the exemption provisions above mentioned throughout the past fiscal year ending December 31, 2015.

To the best of my knowledge, the above statements are true without exception.

Cascade Partners BD, LLC



Rajesh Kothari
CEO


CASCADE
PARTNERS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBERS OF
CASCADE PARTNERS BD, LLC
SOUTHFIELD, MICHIGAN 48034

We have examined CASCADE PARTNERS BD, LLC's statements, included in the accompanying Exemption Report, that (1) CASCADE PARTNERS BD, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2015; (2) CASCADE PARTNERS BD, LLC's internal control over compliance was effective as of DECEMBER 31, 2015; 3) CASCADE PARTNERS BD, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of February 11, 2016; and (4) the information used to state that CASCADE PARTNERS BD, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from CASCADE PARTNERS BD, LLC's books and records. CASCADE PARTNERS BD, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing CASCADE PARTNERS BD, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of CASCADE PARTNERS BD, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on CASCADE PARTNERS BD, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether CASCADE PARTNERS BD, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2015; CASCADE PARTNERS BD, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015 was as derived from CASCADE PARTNERS BD, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating CASCADE PARTNERS BD, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from CASCADE PARTNERS BD, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, CASCADE PARTNERS BD, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 11, 2016